                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934

                                (Amendment No. 5)



                                 TRIBUNE COMPANY

                                (Name of Issuer)

                        Common Stock (Without Par Value)

                         (Title of Class of Securities)

                                    896047 10 7

                                 (CUSIP Number)


                              Thomas E. Chomicz, Esq.
                                John P. Vail, Esq.
                               Jason N. Kaplan, Esq.
                               Quarles & Brady LLC
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 February 14, 2001
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       1
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CUSIP No. 896047 10 7                       SCHEDULE 13D

               1. Names of Reporting Persons.  I.R.S. Identification Nos. of
                  above persons.

                  Robert R. McCormick Tribune Foundation
                  I.R.S. Identification No. 36-3689171


               2. Check the Appropriate Box if a Member of a Group
                  (a)      _____
                  (b)      _____


               3. SEC Use Only


               4. Source of Funds
                                              00

               5. Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items
                  2(d) or 2(e).   [   ]


               6. Citizenship or Place of Organization.

                  Illinois


Number of Shares     7.    Sole Voting Power
Beneficially                                                          40,724,876
Owned by Each
Reporting            8.    Shared Voting Power                             -0-
Person With


                     9.    Sole Dispositive Power                     40,724,876



                     10.  Shared Dispositive Power                           -0-


               11.  Aggregate Amount Beneficially Owned by Each Reporting
                    Person.
                                            40,724,876


               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]


               13.  Percent of Class Represented by Amount in Row (11).
                                            13.47%

               14.  Type of Reporting Person.

                                            CO

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
                         AMENDMENT NO. 5 TO SCHEDULE 13D

      This Amendment No. 5 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the Foundation's approval of a plan to sell a portion of its shares of common stock of Tribune Company (the "Issuer") in market transactions in order to raise cash that is needed by the Foundation for its operations and charitable activities.

ITEM 4.           PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and restated in its entirety to report that:

      With respect to the shares of Common Stock owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

      On February 14, 2001, the Board of Directors of the Foundation adopted a plan that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of $100 million in one or more market transactions at any time or from time to time over the next eighteen (18) months in accordance with Rule 144 promulgated under the Securities Act of 1933 for the purpose of raising cash for ongoing operations and charitable programs. The President, based on consultation with and advice from the Foundation's investment adviser and without further participation or input from the Board, has the authority to determine the timing of the sale or sales of shares, the price at which any sale or sales will be made and the volume of shares to be sold at any one time. It is the intention of the Foundation that its plan constitute one that is in compliance with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934 and that the plan be interpreted to comply with the requirements of Rule 10b5-1(c).

      On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

      Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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
ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Schedule B attached to Item 5 is hereby amended and restated in its entirety as set forth in the revised Schedule B attached hereto and incorporated herein.

      Schedule C attached to Item 5 is hereby amended and restated in its entirety as set forth in the revised Schedule C attached hereto and incorporated herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      There are no exhibits to this Amendment No. 5 to Schedule 13D.



                [Remainder of Page Intentionally Left Blank]

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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 19, 2001            ROBERT R. McCORMICK TRIBUNE FOUNDATION


                               By: /s/ Richard A.Behrenhausen
                                       Richard A. Behrenhausen
                                       President and Chief Executive Officer

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                      OF COMMON STOCK BY EXECUTIVE OFFICERS
                         AND DIRECTORS OF THE FOUNDATION


                            Aggregate
                            Number of
                            Shares of
                            Common                                                                                    Shared
                            Stock            Percent       Sole              Shared           Sole Power              Power
                            Beneficially       Of          Power to          Power to             to                    To
     Name                   Owned(1)(2)      Class(3)      Vote(4)           Vote             Dispose(4)              Dispose
     ----                   -----------      --------      -------           ----             ----------              -------

Richard A. Behrenhausen         3,020         *              3,020                0                3,020                    0


Charles T. Brumback           589,496(5)      *            589,496                0              589,496                    0


Stanton R. Cook             1,885,094(6)      *          1,885,094                0            1,885,094                    0

James C. Dowdle             1,307,708(7)      *          1,305,218            2,490(8)         1,305,218                2,490(8)


Dennis J. FitzSimons          608,376(9)      *            605,859            2,517(8)           605,859                2,517(8)

Jack Fuller                   397,278(10)     *            395,057            2,221(8)           395,057                2,221(8)


J. Nicholas Goodban                 0         *                  0                0                    0                    0


David L. Grange                   148         *                148                0                  148                    0

John W. Madigan             2,117,114(11)     *          2,035,223           81,891(8)(12)     2,035,223               81,891(8)(12)


Louis J. Marsico, Jr.             244         *                244                0                  244                    0


*    Less than 1%

(1)  Any fractional shares have been rounded.

(2) Each of Messrs. Dowdle, Fuller, Madigan and FitzSimons have been allocated shares of Preferred Stock in their individual participant accounts in Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals does not include shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because such individuals do not have the power to decide when or if to convert such shares to Common Stock. The decision whether to convert the Preferred Stock is within the discretion of The Northern Trust Company, as trustee of the ESOP.

                                      B-1
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(3)  Based on 302,297,653 shares of Common Stock outstanding at November 3, 2000 as reported in the Issuer's Form 10-Q filed for the quarterly period ended September 24, 2000. This excludes 45,594,660 shares held by subsidiaries of the Issuer; 10,002,668 shares held by TMCT, LLC representing 80% of the shares held by TMCT, LLC; 31,082,433 shares held by TMCT II, LLC, representing 80% of the shares held by TMCT II, LLC; 23,272,657 shares held by Eagle New Media Investments, LLC; and 17,302,407 shares held by Eagle Publishing Investments LLC. According to Amendment No. 1 to its Form S-4 Registration Statement filed with the Commission on May 5, 2000, the Issuer had 1,215,633 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 18.32 votes per share (an aggregate of 22,270,397 votes). If the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director would be less than 1% by an even greater amount.

(4) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

(5) Excludes 4,300,800 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director.

(6) Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Cook is a director.

(7) Includes 2,490 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes rights to acquire 736,168 shares of Common Stock pursuant to stock options which are available for exercise prior to April 21, 2001. Excludes approximately 912 shares of Preferred Stock allocated to Mr. Dowdle's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(8) Includes shares of Common Stock allocated to this person's individual participant account in the ESOP. Ownership is considered shared because voting rights are considered shared with the ESOP trustee. The ESOP trustee is:

               The Northern Trust Company, 50 South LaSalle Street
                             Chicago, Illinois 60675

(9) Includes 16,828 shares of Common Stock in Mr. FitzSimon's account under Tribune Company's Savings Inventive Plan and 2,517 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes the rights to acquire 243,254 shares of Common Stock pursuant to stock options which are available for exercise prior to April 21, 2001. Excludes approximately 955 shares of Preferred Stock allocated to Mr. FitzSimons' individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. FitzSimons is a director.

(10) Includes approximately 2,221 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 174,122 shares of Common Stock pursuant to stock options which are available for exercise prior to April 21, 2001. Excludes approximately 859 shares of Preferred Stock allocated to Mr. Fuller's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(11) Includes 1,891 shares of Common stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 829,568 shares of Common Stock pursuant to stock options which are available for exercise prior to April 21, 2001. Excludes 639 shares of Preferred Stock allocated to Mr. Madigan's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(12) Certain of these shares are owned by Mr. Madigan's wife, Holly. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 5 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Madigan is as follows:


          (a)  Name: Holly W. Madigan

          (b)  Residence: 1160 Laurel Avenue, Winnetka, Illinois 60093

          (c)  Present Principal Occupation: Homemaker

          (d)  Criminal Conviction: No

          (e)  Civil Proceeding/Federal or State Securities Laws: No

          (f)  Citizenship: United States

                                   SCHEDULE C

                         TRANSACTIONS IN SHARES OF COMMON STOCK
                      EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
                        OFFICERS AND DIRECTORS OF THE FOUNDATION

1. Mr. Dowdle made gifts which total 18,279 shares of Common Stock in the aggregate, on December 21, 2000.

2. Mr. Marsico purchased shares of Common Stock on the dates identified below at the purchase prices identified below (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading:



   Date                     Number of Shares         Sale Price
   ----                     ----------------         ----------

   November 2, 2000               2.624          $37.350 per share
   December 7, 2000               2.533          $38.682 per share
   December 14, 2000              1.027          $40.118 per share
   January 4, 2001                2.244          $43.66 per share
   February 8, 2001               2.448          $40.038 per share

3. Mr. Grange purchased shares of Common Stock on the dates identified below at the purchase prices identified below (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading:


   Date                     Number of Shares         Sale Price
   ----                     ----------------         ----------
   November 2, 2000               6.64           $37.350 per share
   December 7, 2000               6.411          $38.682 per share
   December 14, 2000               .272          $40.118 per share
   January 4, 2001                6.825          $43.66 per share
   February 8, 2001               7.443          $40.038 per share

4. Mr. FitzSimons made a gift of 1,000 shares of Common Stock on December 29, 2000.

5. Mr. Fuller purchased 46 shares of Common Stock at a purchase price of $31.77 per share (exclusive of brokerage commissions and discounts) through the Issuer's Employee Stock Purchase Plan on December 21, 2000.

6. Mr. Madigan sold 250,000 shares of Common Stock at a price of $40.20 per share (exclusive of brokerage commissions and discounts) on January 31, 2001 pursuant to Rule 144 promulgated by the Commission pursuant to the Securities Act of 1933, as amended.

                                      C-1